# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Office Properties Income Trust, CIK 0001456772
CUSIP: 67623C109
Title of class of securities: Common Shares of Beneficial Interest, $.01 par value per share
Address of issuer's principal executive offices: Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts (MA), 02458-1643
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001514334

## Reporting persons
- MSD Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MSD Special Investments Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MSD SIF Holdings II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MSD RCOF Credit REIT, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MSD RCOF II Credit REIT, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MSD RCOF1 - PC, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MSD RCOF1 - BC, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MSD RCOF2 - PC2, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MSD RCOF2 - BC2, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MSD Credit Opportunity Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gregg R. Lemkau: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Byron D. Trott: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Office Properties Income Trust
Address of issuer's principal executive offices: Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1643.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by and on behalf of each of MSD Partners, L.P. ("MSD Partners"), MSD Special Investment Fund II, L.P. ("MSD Special Investments Fund II"), MSD SIF Holdings II, L.P. ("MSD SIF Holdings II"), MSD RCOF Credit REIT, LLC ("MSD RCOF Credit"), MSD RCOF II Credit REIT, LLC ("MSD RCOF II Credit"), MSD RCOF1 - PC, LLC ("MSD RCOF1 - PC"), MSD RCOF1 - BC, LLC ("MSD RCOF1 - BC"), MSD RCOF2 - PC2, LLC ("MSD RCOF2 - PC2"), MSD RCOF2 - BC2, LLC ("MSD RCOF2 - BC2"), MSD Credit Opportunity Master Fund, L.P. ("MSD Credit Opportunity Master Fund"), Gregg R. Lemkau and Byron D. Trott (collectively, the "Reporting Persons").

MSD Special Investments Fund II, MSD SIF Holdings II, MSD RCOF Credit, MSD RCOF II Credit, MSD RCOF1 - PC, MSD RCOF1 - BC, MSD RCOF2 - PC2, MSD RCOF2 - BC2, and MSD Credit Opportunity Master Fund (collectively, the "MSD Parties") are the direct owners of the securities covered by this statement.

MSD Partners, a wholly-owned subsidiary of BDT & MSD Holdings, L.P. ("BDT & MSD"), is the investment advisor of, and may be deemed to beneficially own the securities beneficially owned by, the MSD Parties. Messrs, Lemkau and Trott are co-CEOs of BDT & MSD; Mr. Trott also serves as Chairman of BDT & MSD. Mr. Lemkau maintains investment discretion over the investments in the Issuer of MSD Credit Opportunity Master Fund, MSD RCOF1 - BC, MSD RCOF1 - PC and MSD RCOF Credit and therefore may be deemed to beneficially own the Issuer's securities beneficially owned by MSD Credit Opportunity Master Fund, MSD RCOF1 - BC, MSD RCOF1 - PC and MSD RCOF Credit. Mr. Trott maintains investment discretion over the investments in the Issuer of MSD RCOF2 - BC2, MSD RCOF2 - PC2, MSD RCOF II Credit, MSD SIF Holdings II and MSD Special Investements Fund II and therefore may be deemed to beneficially own the Issuer's securities beneficially owned by MSD RCOF2 - BC2, MSD RCOF2 - PC2, MSD RCOF II Credit, MSD SIF Holdings II and MSD Special Investments Fund II.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 13, 2025, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the MSD Parties, MSD Partners and Mr. Lemkau is 550 Madison Ave, 20th Floor, New York, NY 10022.

The address of the principal business office of Mr. Trott is 340 Royal Palm Way, Suite 300, Palm Beach, FL 33480.
Citizenship:
MSD Partners, MSD Special Investments Fund II and MSD SIF Holdings II are each organized as a limited partnership under the laws of the State of Delaware.
MSD RCOF2 - BC2, MSD RCOF2 - PC2, MSD RCOF1 - BC, MSD RCOF1 - PC, MSD RCOF II Credit and MSD RCOF Credit are each organized as a limited liability company under the laws of the State of Delaware.
MSD Credit Opportunity Master Fund is organized as an exempted limited partnership under the laws of the Cayman Islands.
Messrs, Lemkau and Trott are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
MSD Partners - 0
MSD SIF Holdings II - 0
MSD Special Investments Fund II - 0
MSD RCOF Credit - 0
MSD RCOF II Credit - 0
MSD RCOF1 - PC - 0
MSD RCOF1 - BC - 0
MSD RCOF2 - PC2 - 0
MSD RCOF2 - BC2 - 0
MSD Credit Opportunity Master Fund - 0
Gregg R. Lemkau - 0
Byron D. Trott - 0
Percent of class:
MSD Partners - 0
MSD SIF Holdings II - 0
MSD Special Investments Fund II - 0
MSD RCOF Credit - 0
MSD RCOF II Credit - 0
MSD RCOF1 - PC - 0
MSD RCOF1 - BC - 0
MSD RCOF2 - PC2 - 0
MSD RCOF2 - BC2 - 0
MSD Credit Opportunity Master Fund - 0
Gregg R. Lemkau - 0
Byron D. Trott - 0
Sole power to vote or to direct the vote:
MSD Partners - 0
MSD SIF Holdings II - 0
MSD Special Investments Fund II - 0
MSD RCOF Credit - 0
MSD RCOF II Credit - 0
MSD RCOF1 - PC - 0
MSD RCOF1 - BC - 0
MSD RCOF2 - PC2 - 0
MSD RCOF2 - BC2 - 0
MSD Credit Opportunity Master Fund - 0
Gregg R. Lemkau - 0
Byron D. Trott - 0
Shared power to vote or to direct the vote:
MSD Partners - 0
MSD SIF Holdings II - 0
MSD Special Investments Fund II - 0
MSD RCOF Credit - 0
MSD RCOF II Credit - 0
MSD RCOF1 - PC - 0
MSD RCOF1 - BC - 0
MSD RCOF2 - PC2 - 0
MSD RCOF2 - BC2 - 0
MSD Credit Opportunity Master Fund - 0
Gregg R. Lemkau - 0
Byron D. Trott - 0
Sole power to dispose or to direct the disposition:
MSD Partners - 0
MSD SIF Holdings II - 0
MSD Special Investments Fund II - 0
MSD RCOF Credit - 0
MSD RCOF II Credit - 0
MSD RCOF1 - PC - 0
MSD RCOF1 - BC - 0
MSD RCOF2 - PC2 - 0
MSD RCOF2 - BC2 - 0
MSD Credit Opportunity Master Fund - 0
Gregg R. Lemkau - 0
Byron D. Trott - 0
Shared power to dispose or to direct the disposition:
MSD Partners - 0
MSD SIF Holdings II - 0
MSD Special Investments Fund II - 0
MSD RCOF Credit - 0
MSD RCOF II Credit - 0
MSD RCOF1 - PC - 0
MSD RCOF1 - BC - 0
MSD RCOF2 - PC2 - 0
MSD RCOF2 - BC2 - 0
MSD Credit Opportunity Master Fund - 0
Gregg R. Lemkau - 0
Byron D. Trott - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT INDEX

Exhibit Description of Exhibit
99.1 Joint Filing Agreement dated August 13, 2025

## Signatures
- MSD Partners, L.P.: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory of MSD Partners (GP), LLC, its General Partner (08/13/2025)
- MSD Special Investments Fund II, L.P.: /s/ Robert K.Simonds, Robert K. Simonds/Authorized Signatory of MSD Partners (GP), LLC, the General Partner of MSD Partners, L.P., its Investment Manager (08/13/2025)
- MSD SIF Holdings II, L.P.: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory of MSD Partners (GP), LLC, the General Partner of MSD Partners, L.P., its Investment Manager (08/13/2025)
- MSD RCOF Credit REIT, LLC: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory of MSD Partners (GP), LLC, the General Partner of MSD Partners, L.P., its Investment Manager (08/13/2025)
- MSD RCOF II Credit REIT, LLC: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory of MSD Partners (GP), LLC, the General Partner of MSD Partners, L.P., its Investment Manager (08/13/2025)
- MSD RCOF1 - PC, LLC: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory of MSD Partners (GP), LLC, the General Partner of MSD Partners, L.P., its Investment Manager (08/13/2025)
- MSD RCOF1 - BC, LLC: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory of MSD Partners (GP), LLC, the General Partner of MSD Partners, L.P., its Investment Manager (08/13/2025)
- MSD RCOF2 - PC2, LLC: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory of MSD Partners (GP), LLC, the General Partner of MSD Partners, L.P., its Investment Manager (08/13/2025)
- MSD RCOF2 - BC2, LLC: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory of MSD Partners (GP), LLC, the General Partner of MSD Partners, L.P., its Investment Manager (08/13/2025)
- MSD Credit Opportunity Master Fund, L.P.: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory of MSD Partners (GP), LLC, the General Partner of MSD Partners, L.P., its Investment Manager (08/13/2025)
- Gregg R. Lemkau: /s/ Gregg R. Lemkau, Gregg R. Lemkau (08/13/2025)
- Byron D. Trott: /s/ Byron D. Trott, Byron D. Trott (08/13/2025)